Exhibit (12)(b)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30, 2006		Years Ended December 31,

(In thousands)			2005	2004	2003	2002
Pretax income from continuing operations	$501,497		725,648	378,075	353,773	248,622
Fixed charges, excluding preferred stock dividends and capitalized interest	18,440		18,464	6,858	6,460	10,546

Earnings (A)	$519,937		744,112	384,933	360,233	259,168

Interest	$18,440		18,464	6,858	6,460	10,546
One-third of rents	—		—	—	—	—
Preferred stock dividends	179,015		281,699	185,357	171,937	18,350
Capitalized interest	—		—	—	—	—

Fixed charges (B)	$197,455		300,163	192,215	178,397	28,896

Consolidated ratios of earnings to fixed charges (A)/(B)	2.63	X	2.48	2.00	2.02	8.97

Since the amount of fixed charges for the year ended December 31, 2001, is not material, the related consolidated ratio of earnings to fixed charges and preferred stock dividends is not meaningful, and therefore has been omitted from this Exhibit.